press release

ArcelorMittal announces retirement of Robrecht Himpe

Brad Davey appointed as CEO, ArcelorMittal North America; Howard MacNair appointed as CEO AM/NS Calvert

29 May 2018 – ArcelorMittal today announces the retirement of Robrecht Himpe, executive officer, and executive vice president of ArcelorMittal.

After 37 years of loyal service with the group, Mr. Himpe will retire from his duties as a member of ArcelorMittal’s executive management committee and as CEO, ArcelorMittal North America and CEO, AM/NS Calvert on 1 July 2018.

Mr. Himpe joined the group’s Gent operations in 1981. After holding various senior operational positions within the group’s businesses in Belgium, Germany and Spain, he was appointed as CEO, ArcelorMittal Flat Carbon Europe in 2008, before being appointed group chief technology officer in 2014. He was then appointed CEO, ArcelorMittal North America and CEO, AM/NS Calvert in January 2016. Mr. Himpe also served as President of EUROFER, the European Steel Association, for two years from 2014.

Brad Davey will succeed Mr. Himpe as CEO, ArcelorMittal North America. Mr. Davey joined ArcelorMittal Dofasco, Canada, in 1986 and over the next 15 years held several technology and manufacturing roles. Since 2001, he has held various senior commercial positions, including vice-president of ArcelorMittal Dofasco and chief marketing officer for the group’s NAFTA segment. Currently, Mr. Davey is chief marketing officer, ArcelorMittal North America and head of global automotive Howard MacNair will take up the position of CEO, AM/NS Calvert. Mr. MacNair joined ArcelorMittal Dofasco in 1977. He held several managerial positions in manufacturing and capital projects before moving into a commercial role in 1999. Since then he has held various leadership positions within ArcelorMittal’s automotive business. He joined AM/NS Calvert as head of operations in 2016.

Mr. Davey and Mr. MacNair’s appointments are both effective immediately.

Commenting, Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“Robrecht has been a highly valued member of our senior leadership team for many years. His contribution to the group has been vast and varied, and we would like to wish him a well-deserved and fulfilling retirement. In Brad and Howard, we have promoted two proven, highly capable leaders. I have every confidence in their ability to build on Robrecht’s work of the past two years and drive further improvement in our North American business.”

Aditya Mittal, President, Group CFO and CEO, ArcelorMittal Europe, added:

“Robrecht has enjoyed a stellar 37-year career with the group, providing excellent service to the company and making a significant contribution across the numerous positions he has held.”